UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

QUOTEMEDIA, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

749114104

(CUSIP Number)

Michael H. Giles FinTech HQ Inc. 1220 Main Street, Suite 400 Vancouver, WA 98660 (888) 994-4552	with copies to: Joseph F. Bailey Perkins Coie LLP 1120 NW Couch Street, 10th Floor Portland, OR 97209 (503) 727-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749114104

1.	Names of reporting persons FinTech HQ Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,062,257*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,062,257*

11.	Aggregate amount beneficially owned by each reporting person 6,062,257*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.7%*
14.	Type of reporting person (see instructions) CO

*

FinTech HQ Inc. (“FinTech HQ”) directly owns 6,062,257 shares of Common Stock, par value $.001 per share (“Common Stock”) of QuoteMedia, Inc. (the “Issuer”), representing approximately 6.7% of the 90,477,798 shares of Common Stock outstanding as of November 1, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022. Harland Group LLC (“Harland Group”) is the sole stockholder of FinTech HQ and exercises voting and dispositive power over the shares of Common Stock owned by FinTech HQ and may be deemed to beneficially own the 6,062,257 shares of Common Stock owned directly by FinTech HQ, or 6.7% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report (the “Report Date”). Michael H. Giles is the sole member and sole manager of Harland Group and may be deemed to beneficially own the 6,062,257 shares of Common Stock owned directly by FinTech HQ, or 6.7% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

CUSIP No. 749114104

1.	Names of reporting persons Harland Group LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Washington

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,300,960*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,300,960*

11.	Aggregate amount beneficially owned by each reporting person 6,300,960*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.96%*
14.	Type of reporting person (see instructions) HC

*

Harland Group directly owns 238,703 shares of Common Stock of the Issuer, representing approximately 0.26% of the 90,477,798 shares of Common Stock outstanding as of November 1, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022. FinTech HQ directly owns 6,062,257 shares of Common Stock of the Issuer, representing approximately 6.7% of the 90,477,798 shares of Common Stock outstanding as of November 1, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022. Harland Group is the sole stockholder of FinTech HQ and exercises voting and dispositive power over the shares of Common Stock owned by FinTech HQ and may be deemed to beneficially own the 6,062,257 shares of Common Stock owned directly by FinTech HQ, for a total of 6.96% of the shares of Common Stock deemed issued and outstanding as of the Report Date. Michael H. Giles is the sole member and sole manager of Harland Group and may be deemed to beneficially own the 6,300,960 shares of Common Stock owned directly by FinTech HQ and Harland Group, or 6.96% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

CUSIP No. 749114104

1.	Names of reporting persons Michael H. Giles
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Washington

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,300,960*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,300,960*

11.	Aggregate amount beneficially owned by each reporting person 6,300,960*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.96%*
14.	Type of reporting person (see instructions) IN

*

Harland Group directly owns 238,703 shares of Common Stock of the Issuer, representing approximately 0.26% of the 90,477,798 shares of Common Stock outstanding as of November 1, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022. FinTech HQ directly owns 6,062,257 shares of Common Stock of the Issuer, representing approximately 6.7% of the 90,477,798 shares of Common Stock outstanding as of November 1, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022. Harland Group is the sole stockholder of FinTech HQ and exercises voting and dispositive power over the shares of Common Stock owned by FinTech HQ and may be deemed to beneficially own the 6,062,257 shares of Common Stock owned directly by FinTech HQ, for a total of 6.96% of the shares of Common Stock deemed issued and outstanding as of the Report Date. Michael H. Giles is the sole member and sole manager of Harland Group and may be deemed to beneficially own the 6,300,960 shares of Common Stock owned directly by FinTech HQ and Harland Group, or 6.96% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $.001 per share (the “Common Stock”), of QuoteMedia, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 17100 East Shea Boulevard, Suite 230, Fountain Hills, AZ 85268.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed by (i) FinTech HQ Inc. (“FinTech HQ”), (ii) Harland Group LLC (“Harland Group”), and (iii) Michael H. Giles. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Harland Group is the sole stockholder of FinTech HQ and exercises voting and dispositive power over the shares of Common Stock held by FinTech HQ. Michael H. Giles is the sole member and sole manager of Harland Group. This Schedule 13D relates to the shares of Common Stock directly owned by FinTech HQ and Harland Group. As a result of the foregoing, as of the date of this Schedule 13D, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, FinTech HQ may be deemed to beneficially own approximately 6.7% of the shares of the Issuer’s Common Stock, and each of Harland Group and Mr. Giles may be deemed to beneficially own approximately 6.96% of the shares of the Issuer’s Common Stock each outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022.

The principal business address of the Reporting Persons is 1220 Main Street, Suite 400, Vancouver, WA 98660.

The principal business of FinTech HQ is the development of financial technology. The principal business of Harland Group is investments. The principal occupation of Michael H. Giles is an entrepreneur and investor.

Neither the Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FinTech HQ is a corporation incorporated under the laws of the State of Delaware. Harland Group is a limited liability company organized under the laws of the State of Washington. Mr. Giles is an Australian citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

FinTech HQ used cash in the aggregate amount of $1,213,628.70 from its working capital to make the purchases of Common Stock reported herein. Harland Group used cash in the aggregate amount of $24,396.61 from its working capital to make the purchases of Common Stock reported herein. No borrowed funds were used to purchase any of the shares of Common Stock reported herein.

Item 4.	Purpose of Transaction.

The Reporting Persons hold the Common Stock of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to other entities. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) FinTech HQ directly owns 6,062,257 shares of Common Stock of the Issuer, representing approximately 6.7% of the shares of Common Stock outstanding. Harland Group directly owns 238,703 shares of Common Stock of the Issuer, representing approximately 0.26% of the shares of Common Stock outstanding. Harland Group may be deemed to beneficially own the 6,062,257 shares of Common Stock owned directly by FinTech HQ. Mr. Giles may be deemed to beneficially own both the 6,062,257 shares of Common Stock owned directly by FinTech HQ and the 238,703 shares of Common Stock owned directly by Harland Group. The aggregate percentage of Common Stock reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith is calculated based upon 90,477,798 shares of Common Stock outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022.

(b) FinTech HQ has shared power to vote or to direct the vote and shared power to dispose of or to direct the disposition of the 6,062,257 shares of Common Stock owned directly by FinTech HQ. Harland Group has shared power to vote or to direct the vote and shared power to dispose of or to direct the disposition of the aggregate 6,300,960 shares of Common Stock owned directly by each of FinTech HQ and Harland Group. Harland Group is the sole stockholder of FinTech HQ and exercises voting and dispositive power over the shares of Common Stock held by FinTech HQ. Michael H. Giles is the sole member and sole manager of Harland Group and exercises voting and dispositive power over the shares of Common Stock held by each of FinTech HQ and Harland Group.

(c) Set forth in the table below are all transactions in the shares of Common Stock effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through December 29, 2022. All transactions in the Common Stock were effected on the open market.

Reporting Person	Date of Transaction	Amount of Shares	Price Per Share
Harland Group	11/04/2022	3,500	$0.1555
FinTech HQ	12/20/2022	106,730	$0.18
FinTech HQ	12/21/2022	5,955,527	$0.20

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In the near future, Harland Group intends to transfer the 238,703 shares of Common Stock it owns directly to FinTech HQ in exchange for cash.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2022

FINTECH HQ INC.

By:	/s/ Michael H. Giles
Michael H. Giles, President

HARLAND GROUP LLC

By:	/s/ Michael H. Giles
Michael H. Giles, Sole Manager/Sole Member

/s/ Michael H. Giles
Michael H. Giles